John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

 john.lively@1940actlawgroup.com

December 6, 2017

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Ms. O’Neal-Johnson:

On September 29, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 86 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 87 under the Investment Company Act of 1940, as amended, to the Trust’s registration statement (collectively, the “Amendment”) in order to register a new series of the Trust, the Powell Alternative Income Strategies Fund (the “Fund”).

You recently provided comments to my colleague relating to the Amendment. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. On or before December 13, 2017, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, making other minor and conforming changes, and updating the financial information for the Fund.

Prospectus

Summary Section / Fees and Expenses of the Fund

1.

Comment: Please provide to the Staff an updated fee table and expense example for the Fund in the correspondence filing, approximately one week prior to filing the B-Filing.

Response: The updated fee table and expense example is provided as Exhibit A to this letter.

2.

Comment: Please confirm to the Staff that acquired fund fees and expenses are not excluded from the Fund’s annual operating expenses for the purpose of calculating of fee waivers under the Fund’s expense limitation arrangements. If they are to be excluded, please revise the disclosure in footnote 2 to the fee table accordingly.

Response: The Trust has revised the disclosure in footnote 2 to the fee table to reflect that acquired fund fees and expenses are excluded from the Fund’s annual operating expenses for the purpose of calculating fee waivers under the Fund’s expense limitation arrangements.

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

December 6, 2017

3.

Comment: Please confirm that the Fund’s operating expenses shown in the fee table include interest and dividend expense relative to the anticipated short sales.

Response: The Trust confirms that the fee table includes interest and dividend expense relative to the anticipated short sales.

4.

Comment: It is the Staff’s position that fee waivers under an expense limitation arrangement may only be recouped for three years from the date of the waiver, not for three fiscal years. Please revise the registration statement accordingly.

Response: The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the Adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

5.

Comment: Please include acquired fund fees and expenses as a line item in the fee table if they are estimated to be 0.01% or greater of the Fund’s average net assets.

Response: The Trust has revised the disclosure to address your comment.

Principal Investment Strategy of the Fund

6.

Comment: In the sub-paragraph “Global Income Strategy” on page 2, please revise the disclosure to clarify what type or types of high-quality securities will be utilized (stocks? fixed-income?).

Response: The Trust has revised the disclosure to address your comment.

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

December 6, 2017

7.

Comment: Sub-paragraph “Alternative Strategies Flexibility” on page 3 states that the Adviser may identify additional and new strategies from time to time. Please confirm in the correspondence filing that, if additional and new strategies are identified that become principal investment strategies, the Trust will update the disclosure of the Fund’s principal investment strategies in the registration statement accordingly.

Response: The Trust confirms that if additional and new strategies are identified that become principal investment strategies, the Trust will update the disclosure of the Fund’s principal investment strategies in the registration statement accordingly.

8.

Comment: Please disclose in the correspondence filing what percentage of the Fund’s assets are expected to be invested in mortgage-backed and asset-backed securities.

Response: The Fund anticipates that its investments in mortgage-backed and asset-backed securities will generally range from 0% to 10% of the Fund’s assets under normal market conditions.

9.

Comment: Please disclose in the correspondence filing to what extent the Fund expects to invest in illiquid securities.

Response: The securities and strategies utilized by the Fund may change based on the Adviser’s assessment of market conditions, but the Adviser does not currently intend to invest in illiquid securities.

Principal Risks of Investing in the Fund

10.

Comment: Please consider adding credit risk and risks related to the following investments to the disclosures contained in the prospectus filed in the Amendment: REITs, MLPs, currencies, small and medium capitalization securities, mortgage-backed and asset-backed securities, and securities in foreign and emerging markets.

Response: The Trust has revised the disclosure to include disclosure regarding all of the risks identified in the comment.

11.

Comment: Please revise the junk bond risk disclosure to address the risks related to the speculative nature of junk bonds.

Response: The Trust has added disclosure addressing the risks related to the speculative nature of junk bonds.

12.

Comment: Please move the “Non-diversified fund risk” disclosure to the “Principal Risks of Investing in the Fund” section of the Risk Return Summary.

Response: The Trust has revised the disclosure to address your comment.

Redeeming Shares

13.

Comment: Pursuant to Item 11(c)(8) of the Instructions to Form N-1A, please revise the section “Redemptions in Kind” on page 18 of the Prospectus to disclose the methods that the Fund typically expects to use when redeeming in kind (e.g., pro rata distributions? sales of individual securities? sales of representative baskets of securities?).

Response: The Trust has revised the disclosure to address your comment.

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

December 6, 2017

Statement of Additional Information

14.

Comment: Please revise the Fund’s fundamental policy on concentration to reflect that the Fund will consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response: The Trust is not aware of any legal or regulatory requirement to consider the concentration policy of the underlying investment companies when determining the Fund’s compliance with its own concentration policy. Accordingly, the Trust has not revised the disclosure to address this comment. Notwithstanding, the Adviser has advised the Trust that any allocation to any underlying investment company will take into consideration the investment strategies of such vehicles, including any concentration policies, with a view toward achieving the objective of the Fund.

*        *        *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

December 6, 2017

Exhibit A

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Investor Class shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Contingent Deferred Sales Charge (Load) (as a percentage of original purchase price or the amount redeemed, whichever is less)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Investor Class shares
Management Fees	1.75%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses[1]	0.53%
Acquired Fund Fees and Expenses	0.25%
Total Annual Fund Operating Expenses	2.78%
Fee Waivers and Expense Reimbursement[2]	(0.03)%
Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursement	2.75%

[1]	Other Expenses are estimated for the Fund’s first full fiscal year.

[2]	Powell Capital LLC (the “Adviser”) has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, dividend and interest expenses related to short investments, and payments, if any, under the Rule 12b-1 Plan) to not more than 2.25% through at least February 28, 2019. Subject to approval by the Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three fiscal years following the year in which such waiver occurred, if the Fund is able to make the payment without exceeding the 2.25% expense limitation. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The effect of the Adviser’s agreement to waive fees and/or reimburse expenses is only reflected in the first year of each example shown below. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Period Invested	1 Year	3 Years
Investor Class Shares	$278	$859